Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile)

We consent to the incorporation by reference in this Registration Statement on Form F-3 of Enersis S.A. of our audit report dated March 28, 2012, with respect to the consolidated statements of financial position of Endesa-Chile and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 20-F, as amended, of Enersis S.A. and to the reference to our firm under the caption “Experts” in the prospectus.

/S/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile February 25, 2013